December 19, 2023

Via EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Uwem Bassey
Matthew Crispino
Claire DeLabar
Robert Littlepage

Re:	Wellchange Holdings Co Ltd
Registration Statement on DRS Form F-1
Filed September 28, 2023
File No. 377-06900

Ladies and Gentlemen:

As counsel for Wellchange Holdings Co Ltd (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated October 26, 2023 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on September 28, 2023. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“DRS/A”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the DRS/A.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in DRS/A. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form DRS/A.

DRS Form F-1

Prospectus Summary

Overview, page 1

1.	Please define "small- and medium- sized businesses" (SMBs) in the context of your customer base. Clarify whether SMBs are measured in terms of revenue, employees, and/or other criteria. Also, disclose here your number of customers for all periods presented in your financial statements.

Response: In response to the Staff’s comment, we revised our disclosure on page 1 of DRS/A to define “small and medium-sized business,” and disclosed the number of our customers for all periods presented in our financial statements.

Our Competitive Strengths, page 2

2.	Please balance the disclosure in this section by also discussing the decrease in your subscription services revenue from fiscal 2021 to 2022.

Response: In response to the Staff’s comment, we revised the disclosure on pages 2 and 97 of DRS/A to discuss the decrease in our subscription services revenue from fiscal 2021 to 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Results of Operations, page 70

3.	Please revise here to include a quantified discussion of the key performance indicators and other metrics used in managing your business for each period presented. Also, ensure you clearly define how each metric is calculated and include a discussion of any trends, uncertainties and fluctuations in such measures from period to period. Refer to SEC Release No. 33-10751.

Response: In response to the Staff’s comment, we revised the disclosure on pages 69, 70, and 71 of DRS/A to include a quantified discussion of the key performance indicators and other metrics used in managing our business for each period presented, including continued growth of e-commerce globally, enhancing our software platform, retention and growth of our existing customers, acquisition of new customers, expanding into new markets, and continued investment in growth and innovation.

Customer concentration risk, page 86

4.	We note your disclosure that for the year ended December 31, 2022, two customers accounted for 45.9% and 12.2% of your total revenues. Please discuss the material terms of your purchase or other agreements with such customers. Please also file any such agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed.

Response: In response to the Staff’s comment, the two customers signed the Company’s standard software development agreement. We revised the disclosure on page 86 of DRS/A to include material teams regarding agreement termination and after-sale support services, and have filed the agreement template as exhibit 10.9 in the DRS/A.

Business, page 94

5.	Please disclose the principal markets in which you compete, including a breakdown of total revenues by activity and geographic market for each of the periods included in your financial statements. Refer to Item 4.B.2 of Form 20-F.

Response: In response to the Staff’s comment, we revised the disclosure on page 94 of DRS/A that the principal market in which we compete in is Hong Kong. Additionally, we revised our disclosure on page 94 to include the breakdown of total revenues by segments for each of the financial periods included in our financial statements.

Principal Shareholders, page 119

6.	Please disclosed any significant change in the percentage ownership held by any major shareholder during the past 3 years. Item 7.A.1(b) of Form 20-F.

Response: In response to the Staff’s comment, we disclosed on pages 3, 94 and 119 of DRS/A to include the history of shares of the Company, and respectfully advise the Staff that there has been no significant change in the percentage ownership held by any major shareholder since January 1, 2020.

Financial Statements

Consolidated Balances Sheets, page F-3

7.	Please reclassify the stock subscription receivables due from shareholders to present it on the balance sheet as a deduction from stockholders’ equity. We refer you to SAB Topic 4:E.

Response: In response to the Staff’s comment, stock subscription receivables due from shareholders have been fully settled as to the date of the balance sheet included in the DRS/A and revised disclosure in Note 15 to the consolidated financial statement and revised the statements of changes in shareholders’ equity by deduction of subscription receivables from stockholders’ equity on page F-5.

Note 2. Summary of Significant Accounting Policies and Practices

Intangible assets, net, page F-10

8.	We note that you acquired the ERP software system from a third party and merged it with your existing platform. Please expand the disclosure to explain the basis for your belief that an estimated useful life of 10 years is reasonable, including a description of your accounting policy for determining the useful life of software intangible assets.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have expanded the disclosure on the basis of an estimated useful life of 10 years for the ERP software system on page F-10 with the following explanations:

Management considered the estimated useful life of ERP software system as 10 years is reasonable since management believes that the ERP software system expected to generate long-term economic benefits for the Company without significant modification of the fundamental modules of ERP software system with the support by (i) the opinion from the ERP software system provider, who has experience in developing ERP software system and other accounting and IT software systems for over 10 years, stating the ERP software system is designed and built to be utilized for over 10 years and it will provide its continuing support and assistance to ensure the successful implementation and usage of the software; and (ii) the opinion from a professor at the Department of Computer Science of Hong Kong Baptist University, who is proficient in IT software system usage and research and development, certifying our ERP software system acquired from a third party meets the necessary standards and criteria for long-term use with a useful life of over 10 years.

Revenue recognition, page F-13

9.	We note that you have determined that the standalone price of technical service is considered insignificant as you have minimal experience to perform the technical support services. Please expand the accounting policy disclosure and revenue recognition critical accounting policies in MD&A on pages 73 and 74 to clarify whether you mean that you have not had to provide significant technical support services to date for your platform or whether you have not had sufficient experience due to a limited experience in entering into such arrangements. If the latter applies, tell us how you determined that it was appropriate to recognize revenue for customized and white-label software solutions prior to the 90 day technical support service agreement period.

Response: In response to the Staff’s comment, we clarified that the Company has not had to provide significant technical support services to date for our platform and revised the disclosure on pages 73, F-14, and F-15 of DRS/A.

Note 16. Risks and Uncertainties

Liquidity risk, page F-28

10.	We note that you state in Note 2 on pages F-18 and F-19 that your working capital deficit raises substantial doubt about your ability to continue as a going concern. Please expand the disclosure of Liquidity risk on page F-28 and MD&A Basis of presentation on page 72 and Cash Flow Sufficiency on page 84 to integrate the going concern issue with your disclosure that typically you ensure that you have sufficient cash on demand to meet expected operational expenses for a period of twelve months.

Response: In response to the Staff’s comment, we have expanded the disclosure of Liquidity risk on page F-28 and MD&A Basis of presentation on page 71 and Cash Flow Sufficiency on page 84 to integrate the going concern issue with our disclosure that we have sufficient cash on demand to meet expected operational expenses for a period of twelve months.

Note 17. Commitments and Contingencies, page F-28

11.	Please describe in the litigation disclosure on page F-29 the facts and circumstances concerning the legal proceeding relating to the alleged misappropriation and/or retention of confidential and property information disclosed on pages 35, or tell us the basis for your belief that disclosure is not required. Please also revise the Legal Proceedings disclosure on page 107 accordingly, if necessary.

Response: In response to the Staff’s comment, we revised the disclosure on page 34 of DRS/A and confirm we are not currently involved in any legal proceedings.

General

12.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, there are no written communications, as defined in Rule 405 under the Securities Act, that have been presented to potential investors by the Company or anyone authorized to do so on the Company’s behalf in reliance on Section 5(d) of the Securities Act of 1933, as amended. To the extent that such materials are presented to potential investors by the Company, or anyone authorized to do so on the Company’s behalf, the Company will supplementally provide copies to the Staff.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036

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